Exhibit 99.1

CALEDONIA MINING CORPORATION PLC

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Caledonia Mining Corporation Plc (the “Company”) will be held on Monday, June 19, 2017 at 09:00 a.m. (UK time) at 3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey JE2 3NF, Channel Islands to consider and, if thought fit, pass, with or without amendments, the following resolutions as ordinary or, as the case may be, special resolutions:

Ordinary resolutions

1. To receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2016, together with the report of the auditor thereon.

2. To reappoint each of the following directors of the Company for the ensuing year, each such resolution to be proposed as a separate resolution:

(a) Leigh A. Wilson, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(b) Steven Curtis, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(c) Mark Learmonth, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(d) James Johnstone, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(e) John Kelly, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(f) Johan Holtzhausen, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director; and

(g) John McGloin, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director.

3. To reappoint KPMG Inc. as the auditor of the Company for the ensuing year and authorise the directors to fix its remuneration.

4. In accordance with the charter of the audit committee of the board of directors of the Company, to reappoint each of the following directors of the Company as a member of the audit committee for the ensuing year, each such resolution to be proposed as a separate resolution:

(a) subject to his reappointment as a director of the Company pursuant to the resolution at 2.(f) above, Johan Holtzhausen;

(b) subject to his reappointment as a director of the Company pursuant to the resolution at 2.(e) above, John Kelly; and

(c) subject to his reappointment as a director of the Company pursuant to the resolution at 2.(g) above, John McGloin or if any such persons are not so reappointed, any other independent non-executive director of the Company as may be put forward by the chairman of the Meeting.

5. That the Company be authorised to send or supply all types of notices, documents or other information to members by means of electronic communication including, without limitation, by making them available on a website.

Special resolutions

6. That, on and with effect from the Effective Time (as defined below) and conditional on the passing of the special resolutions at 7. below, each as a special resolution conditional on the passing of all of them:

(a) every one hundred (100) issued Common Shares be consolidated into one (1) whole Common Share by the alteration of the Company’s memorandum of association by the inclusion of a new paragraph 6. which shall state “6. As at the date of alteration of this memorandum of association the issued Common Shares of the Company were consolidated on a 100 to 1 basis”;

(b) the directors of the Company be authorised to deal with any fractional entitlements arising in consequence of the consolidation of Common Shares where all entitlements of a shareholder, depositary interest holder, non-registered shareholder or beneficial holder of shares in aggregate represent less than one (1) Common Share in such manner as they may think fit and, in particular, may sell the shares representing the fractions to any person (including the Company) and shall, subject to receipt of a duly completed Letter of Transmittal (as defined in the Circular as defined below) in relation to the relevant Common Shares, distribute the net proceeds of sale in due proportion among those holders A35.00 (or, as applicable, the equivalent amount calculated by converting such amount at the daily A3/Canadian dollar exchange rate posted by the Bank of Canada for the business day preceding the sale) or less, which shall be retained for the benefit of the Company. To give effect to any such sale, the directors may authorise and instruct a person to take such steps as may be necessary to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. The terms and conditions of any such sale to the Company, which constitute the contract of sale, shall be as set out in the management information circular of the Company dated May 23, 2017 (the “Circular”) and the Letter of Transmittal which are hereby approved; and

(c) any officer or director of the Company be and is hereby authorised for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver any documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the above special resolutions and the matters authorised hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of any such action.

7. That, immediately after the Effective Time and conditional on the passing of the special resolutions at 6. above, each as a special resolution conditional on the passing of all of them:

(a) every one (1) issued Common Share be divided into twenty (20) Common Shares by the alteration of the Company’s memorandum of association by the inclusion of a new paragraph 7. which shall state “7. As at the date of alteration of this memorandum of association and following the consolidation mentioned in paragraph 6. above the issued Common Shares of the Company were divided on a 1 to 20 basis”;

(b) the directors of the Company be authorised to deal with any fractional entitlements of a shareholder, depositary interest holder, non-registered shareholder or beneficial holder of shares arising in consequence of the consolidation of Common Shares pursuant to special resolution 6.(a) above and following the division of Common Shares pursuant to special resolution 7.(a) above in such manner as they may think fit and, in particular, may sell the shares representing the fractions to any person (including the Company) and shall, subject to receipt of a duly completed Letter of Transmittal (as defined in the Circular) in relation to the relevant Common Shares, distribute the net proceeds of sale in due proportion among those holders A35.00 (or, as applicable, the equivalent amount A3/Canadian dollar exchange rate posted by the Bank of Canada for the business day preceding the sale)) or less, which shall be retained for the benefit of the Company. To give effect to any such sale, the directors may authorise and instruct a person to take such steps as may be necessary to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. The terms and conditions of any such sale to the Company, which constitute the contract of sale, shall be as set out in the Circular and the Letter of Transmittal which are hereby approved; and

(c) any officer or director of the Company be and is hereby authorised for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver any documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the above special resolutions and the matters authorised hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of any such action.

8. That, without prejudice to any sanction of the purchase of fractions of Common Shares pursuant to the special resolutions in 6. and 7. above, the Company be and is hereby generally and unconditionally authorised for the purpose of article 57 of the Companies (Jersey) Law 1991, as amended, (the “Law”) to make one or more market purchases of shares (which expression in this resolution shall include depositary certificates as defined in article 57 of the Law relating to such shares) provided that:

(a) the maximum aggregate number of shares hereby authorised to be purchased is 10 per cent. of the Company’s issued share capital immediately following the completion of the purchase of fractions of Common Shares pursuant to special resolutions 6.(b) and 7.(b) above or 5,278,743 Common Shares if special resolutions 6.(b) and 7.(b) above are not passed which equates to approximately 10 per cent. of the Company’s issued share capital at the date of this resolution;

(b) the minimum price (exclusive of expenses) which may be paid for a share is USD0.01 or the equivalent amount of such price at an exchange rate published by the Company’s principal bankers prevailing during the five trading days immediately preceding the date of the purchase;

(c) the maximum price (exclusive of expenses) which may be paid for a share, subject to applicable securities laws and stock exchange rules, shall be an amount equal to 5 per cent. above the average closing market price for the shares for the five trading days immediately preceding the date of the market purchase;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire on the fifth anniversary of the date of the passing of this resolution unless such authority is renewed prior to such time; and

(e) the Company may make a contract or contracts to purchase shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of shares in pursuance of any such contract or contracts; and

9. That, subject to the passing of special resolution 8. above, the Company be and is hereby generally and unconditionally authorised pursuant to article 58 A(1)(b) of the Law to hold shares it purchases pursuant to such resolution 8. (including by the purchase of depositary certificates) as treasury shares.

For the purposes of the special resolutions at 6. and 7., “Effective Time” means such time and date as is determined by the directors of the Company and specified in a regulatory news service announcement issued no later than the date of the next annual general meeting of the Company.

May 15, 2017 has been chosen as the record date for determining those shareholders of the Company entitled to receive notice of the Meeting. The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

To be entitled to attend and vote at the Meeting, shareholders must be registered in the register of members of the Company at 09:00 a.m. (UK time) on Thursday, June 15, 2017 (or, in the event of any adjournment, 48 hours (not including any part of a day that is not a working day) prior to the time of the adjourned Meeting), and transfers registered after that time shall be disregarded in determining entitlements to attend and vote at the Meeting. Shareholders have a right to ask questions at the Meeting.

In order to ensure representation at the Meeting, registered shareholders must complete the enclosed form of proxy and submit it as soon as possible but not later than 09:00 a.m. (UK time) on Thursday, June 15, 2017 or 48 hours (not including any part of a day that is not a working day) prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee) as set out in the accompanying Circular.

Non-registered shareholders or shareholders that hold their shares in the name of a “nominee”, such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee as to how to vote their shares. Non-registered shareholders will have received the accompanying Circular in a mailing from their nominee, together with the appropriate form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee.

DATED as of the 23rd day of May, 2017.
By order of the Board of Directors
Caledonia Mining Corporation Plc
(signed) “Leigh A. Wilson”
Leigh A. Wilson
Chairman